Via EDGAR

July 24, 2008

William Thompson
Accounting Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-8561

Re:	American Energy Production, Inc. Form 10-KSB for the year ended December 31, 2007 File No. 0-50436

Dear Mr. Thompson:

We are in receipt of your letter dated July 22, 2008 in relation to the above referenced item.  We appreciate the opportunity to respond to the comments and also the assistance provided by the comments towards enhancing our filings in accordance with applicable disclosure requirements.  Please find below our response to the each of the comments.

Form 10-KSB for the year ended December 31, 2007.

1.
We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-B.  Please revise the certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B.

Company Response:

We advise the Commission that our filing will be amended as recommended and as per our telephone conversation with you on July 23, 2008, we will file an abbreviated amendment that includes the cover page, an explanatory note, the signature page, and paragraphs 1, 2, 4 and 5 of the certifications.

Lastly, per your request, we acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing responds adequately to your comments. If you have any questions or need further clarification, please contact me at your earliest convenience.

Sincerely,

s/s Charles Bitters
Charles Bitters
Chief Executive and Financial Officer